November 17, 2009

Via Edgar
Mr. Gary R. Todd
Reviewing Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, DC 20549

Re:	ACL Semiconductors Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 14, 2009
File No. 000-50140

Dear Mr. Todd:

          With respect to the letter dated September 22, 2009 (the “Comment Letter”), which you sent on behalf of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”) of ACL Semiconductors Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments set forth in the Staff’s Comment Letter, numbered to correspond thereto. Within one month from the date hereof, the Company intends to submit to the Staff supplementally for its review the following: (i) a draft Annual Report on Form 10-K/A for the year ended December 31, 2008 (the “Amended 2008 10-K”), (ii) a draft Quarterly Report on Form 10-Q/A for the Quarter Ended June 30, 2009 (the “Amended 2009 Q2 10-Q”) and (iii) a draft Quarterly Report on Form 10-Q/A for the Quarter Ended March 31, 2009 (the “Amended 2009 Q1 10-Q”).

Form 10-K for the fiscal year ended December 31, 2008

1.	It appears that the cover page of your Form 10-K is superseded. In any future or amended filings please utilize the current form of the cover page.

The Company has amended the cover page of the Amended 2008 10-K to reflect the current form of the cover page and to reflect the Company’s filing status as a smaller reporting company and any future filings will utilize the then current form of cover page.

2.

The header to Selected Financial Data indicates that the data was derived from financial statements audited by JTC Fair Song. As it appears that JTC only audited the two most recent periods, please appropriately revise the header in any future or amended filings to clarify.

The Company intends to file the Amended 2008 10-K as a smaller reporting company and has amended its report to exclude a response to Item 6 in the Amended 2008 10-K.

3.

We note that you recorded impairment of long-lived real property assets in 2008 of approximately $883,000. We also see on page 16 disclosure where you indicate that “losses in values of its real property assets may be recovered in 2009.” Under US GAAP, impairment losses on long-lived assets not qualifying for held for sale accounting are permanent reductions of carrying amount that are not reversed for subsequent changes in fair value. Accordingly, please tell us how your disclosure considers and is consistent with the guidance from FASB ASC 360-10-35-20 (FAS 144, paragraph 15).

4.

You disclose that the $883,000 impairment charge for your real properties was based on valuations prepared by a professional surveyor. Please tell us the nature and extent of the third-party’s involvement in your decision-making process associated with the impairment evaluation.

5.

In that regard, in any future or amended filings please disclose how fair value of the impaired real properties was actually determined. Please describe the valuation model(s) and the significant assumptions that are the key drivers of the model(s) you utilized.

Combined response to Comments 3, 4 and 5:

The Company intends to revise its disclosure in the Amended 2008 10-K pertaining to the $883,000 impairment statement to state that it was based on a determination made by the Board of Directors of the Company based on its direct comparison of the Company’s book value of such real properties against the quoted market prices of comparable properties in Hong Kong. The Company engaged an independent professional surveyor to inform its analysis, but management of the Company assumes full responsibility for such determination. Accordingly, such determination of impairment does not, in our view, give rise to or require additional disclosure under Securities Act Rule 436.

The impaired real property assets are an office premises and an apartment for the use of one of the Company’s directors. In 2008 there was a significant downturn in the economy and real estate market in Hong Kong, which was specifically evidenced with respect to the Company’s real property assets through an annual valuation of such assets by the Company’s Board of

Directors supported by the report of an independent professional surveyor retained by the Company.

In making its impairment determination the Board of Directors of the Company used the direct comparison method of accounting and considered the market value of comparable properties in Hong Kong, without regard to the actual use of such properties (i.e. assuming such properties were vacant). The Company also assumed that general economic and market conditions would not materially change in the foreseeable future.

The statement that the real property impairment may be recovered in 2009 shall be deleted in the Amended 2008 10-K. The original language was meant to suggest only that the market values of the subject real property assets may recover to their previous value, but was not intended to imply that any such increase in value would be accounted for as a reversal of an unrealized loss on revaluation of properties.

6.

You disclose that income tax expense decreased in 2008 “mainly due to reverse overprovisions made in the last year.” Please tell us what this rationale is intended to convey. As well, tell us how your explanation is consistent with the income tax provision reconciliation presented on page F-27. The referenced table does not present an item for any prior year provision over/under in any period. Please clarify in any future or amended filings.

The disclosure “mainly due to reverse overprovisions made in the last year” was intended to convey that the main reason for the decrease in income tax expense for 2008 was the receipt by the Company of a refund for income tax expenses paid in previous years, rather than solely attributable to a decrease in net income of the Company in 2008 from 2007. The Company intends to clarify its disclosure language in the Amended 2008 10-K and make conforming changes to the tax reconciliation table in its Notes to the Financial Statements.

7.

You disclose that short-term borrowings from banks are required to finance the purchase of memory products from Samsung because you are required to pay for those products prior to release from Samsung’s warehouse. In any future or amended filings please expand the liquidity discussion to describe your borrowing capacity and the terms of access to that capacity. Describe specific matters related to the actual credit agreements that might negatively impact your ability to access credit lines necessary under your business model.

The Company intends to expand its liquidity and capital resources section in the Amended 2008 10-K to state the Company’s borrowing capacity and to state the material terms of access to that capacity. As of December 31, 2008, the Company had revolving lines of credit and loan facilities in the aggregate amount of $30,943,589, of which $11,334,309 was available. As of September 30, 2009, the Company had revolving lines of credit and loan facilities in the aggregate amount of $16,380,970, of which $3,959,739 was available (representing an approximately 47% reduction in the Company’s borrowing lines of credit from December 31, 2008), which reduction was attributable to the termination of 3 lines of credit with 3 banks in the aggregate amount of $14,562,619.

The Company’s ability to draw down under its various credit and loan facilities is, in each case, subject to the prior consent of the relevant lending institution to make advances at the time of the requested advance and each facility (other than with respect to certain long term mortgage loans) is payable within 90 days of drawdown. As a result of the general tightening of credit markets in Hong Kong and Asia, many lenders have revised the terms of their revolving credit lines to levels the Company did not deem commercially reasonable. Accordingly, on a case by case basis, the Company has elected to terminate or not renew several of its credit facilities resulting in a significant reduction in the Company’s available short term borrowings. Detailed disclosures regarding the Company’s outstanding credit facilities will be set forth in the Notes to Consolidated Financial Statements including the amounts of the facilities, outstanding balances, interest rates, maturities, material conditions to drawdown and security/pledge requirements, as applicable.

To address the reduction in available credit facilities, the Company is relying on its own cash reserves and cash flows from operations to fund its ongoing operations and has tightened the credit terms it extends to its customers. As a result, the Company does not expect that the reduction in available credit facilities is going to have a materially adverse impact upon its operations for the foreseeable future.

8.

You indicate on page 21 that the change in net cash flows from operating activities “was primarily due to decrease of inventory value at the end of 2008.” However, based on the statement of cash flows for 2008 it appears that other components of working capital also materially affected cash flows from operations. In any future or amended filings please provide a more complete discussion of the reasons for significant changes in cash flows from operations.

The Company intends to expand its discussion as to the change in net cash flow in the Amended 2008 10-K to refer to the other accounts which materially contributed to the change in net cash flows from operating activities, including a $3,092,645 increase in accounts receivable, which was partially offset by a $1,613,799 decrease in inventory, and increases of $1,077,494 in accounts payable and $210,017 of accrued expenses.

Item 7A Quantitative and Qualitative Disclosures About Market Risk

9.

You state under this caption that all loans to you have fixed interest rates. The disclosure in this caption does not appear consistent with disclosures about your debt from Notes 4 and 5 or disclosure from page 22 of MD&A, all of which suggest that most, if not all of the your debt carries variable rates of interest. Please resolve the discrepancy in any future or amended filings. Also note that Item 7A disclosure is not required if you are a smaller reporting company as defined in our rules. However, if you elect to present market risk disclosure, the disclosure presented should be complete under Item 305 of Regulation S-K.

The Company intends to file the Amended 2008 10-K as a smaller reporting company and has amended its report to exclude a response to Item 7A in the Amended 2008 10-K.

Item 9AT Controls and Procedures

10.

In the second paragraph you indicate that Disclosure Controls and Procedures are not effective as of December 31, 2008 because of a significant deficiency described in the subsection captioned “Significant Deficiencies In Disclosure Controls And Procedures Or Internal Controls” However there is no discussion presented under that heading. Please tell us about and revise to describe the control weakness on which you based your conclusion on the effectiveness of Disclosure Controls and Procedures as of December 31, 2008. In that regard, please also describe and disclose the actions management undertook to ensure that the Form 10-K included all required content.

11.

It does not appear that your management has performed its assessment of Internal Control over Financial Reporting as of December 31, 2008 or as of December 31, 2007. Since you were required to file or filed an annual report as of December 31, 2006, it appears you were required to report on your management’s assessment of Internal Control over Financial Reporting as set forth in Item 308T(a) of Regulation S-K as of December 31, 2008 and as of December 31, 2007. Refer also to Exchange Act Rule 3a-15(c).

If your management has not yet performed its assessments, we ask that you complete your evaluations and amend your Forms 10-K as of December 31, 2008 and 2007 within 30 calendar days to provide the required management’s report on internal control over financial reporting.

12.

As a related matter, while you currently disclose that Disclosure Controls and Procedures are not effective because of a significant deficiency, you should expand the discussion of the rationale for your conclusion to also address the failure to present management’s assessment of Internal Control over Financial Reporting as required by Item 308T of Regulation S-K.

13.

You indicate that except as noted below in the subsection captioned “Significant Deficiencies in Disclosure Controls and Procedures Or Internal Controls” there were no changes in internal control over financial reporting. However, there is no discussion presented under that heading. Please appropriately revise to clarify.

14.

As a related matter, please also revise to clarify whether there was any change in internal control over financial reporting occurring during fourth quarter that has materially affected or that is reasonably likely to materially affect internal control over financial reporting. Refer to the language set forth in Item 308T(b) of Regulation S-K.

15.

We see the discussion of control matters related to inadequate segregation of duties, inadequate documentation of policies and procedures and a lack of directors with knowledge of U.S. generally accepted accounting principles, all three of which are characterized as “other observations.” The matters you describe are commonly disclosed as significant deficiencies or material weaknesses. Please explain to us how you concluded that each of these matters is not a material weakness or is not a significant deficiency as those two concepts are defined in Rule 1-02(a)(4) of Regulation S-X. Please note that under Item 308T(a)(3) of Regulation S-K your filing is required to identify and describe each material weakness in internal control over financial reporting.

Combined response to Comments 10-15

The Company has corrected its disclosure with respect to Disclosure Controls and Procedures and Internal Controls over Financial Reporting in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 that it intends to file on or before November 20, 2009. For your convenience, a copy of Item 4T to be set forth therein is attached to this letter. The Company intends to include materially the same disclosure in the Amended 2008 10-K, the Amended 2009 Q1 10-Q and Amended 2009 Q2 10-Q as is set forth in the attached Item 4T. In its 2008 Form 10-K, the subsection disclosing significant deficiencies in disclosure controls and procedures or internal controls was presented under a subsection captioned “Other Observations”.

Management is in the process of performing its assessment of internal controls over financial reporting for the year ending December 31, 2009 and the years ended December 31, 2008 and December 31, 2007. The Company plans to have completed its management reports on internal control of financial reporting for such periods in accordance with Item 308T(a) of Regulation S-K no later than December 31, 2009 and to furnish such reports by way of amendment to its Annual Report on Form 10-K for each such period. To facilitate this process, the Company engaged independent consultants during the second quarter of 2009.

As set forth in the Company’s Form 10-Q for the period ended September 30, 2009, the Company’s Disclosure Controls and Procedures are ineffective because of the Company’s failure to have furnished management’s report on internal control of financial reporting as of December 31, 2008. The same disclosure will also be included in the Amended Form 2008 10-K, Amended 2009 Q1 10-Q and Amended 2009 Q2 10-Q. The Company intends to further revise its disclosure in the Amended 2008 10-K to clarify that changes in internal control over financial reporting relate to the fourth quarter of fiscal year 2008. To ensure that the Company’s Annual Report on Form 10-K includes all required content, management conducts a check of the required items to be included in its Form 10-K.

16.	The audit firm JTC Fairsong CPA Firm is not recognized by the staff of the SEC.

17.

As a related matter, the audit firm Jeffery Tsang & Co. is also not recognized by the staff of the SEC. Accordingly, the comment above also applies to that Firm. Jeffery Tsang & Co. should inquire with Kevin Stout in the Office of the Chief Accountant.

Combined response to Comments 16&17

It is the Company’s understanding that each of JTC Fairsong CPA Firm and Jeffery Tsang & Co. has contacted the Office of the Chief Accountant and that they are undertaking the application process to demonstrate its knowledge and experience with respect to the financial statements presented in filings made with the Commission in accordance with the procedures provided by the Office of the Chief Accountant.

18.

Your Form 10-K should include an audit report or reports covering each of the annual periods included in your filing. Accordingly, please amend to present an audit report or reports for December 31, 2007 and 2006. For guidance, please refer to Articles 2 and 3 of Regulation S-X.

19.

As a related matter, the audit report currently indicates that the restatement adjustment applied to the 2006 financial statements was “reviewed” by your current auditor. The restatement adjustment should be audited by your current or former auditor, with appropriate description in the audit report. Please revise.

Combined response to Comments 18 and 19.

The Company intends to include in its Amended 2008 10-K a revised audit report covering the fiscal years ended December 31, 2007 and December 31, 2008. The Company is working with its current auditor JTC Fairsong CPA and its former auditor Jeffrey Tsang & Co. to address the restatement for 2006 as it relates to the audit reports to be provided.

20.

The audit report disclosed that the 2006 financial statements were restated in 2007. Accordingly, please ask your auditors to describe to us their rationale for the last sentence of the first paragraph of their report.

The last sentence of the first paragraph of the audit report of JTC Fair Song in the 2008 10-K is intended to be excluded from the revised audit report for the years ended December 31, 2007 and December 31, 2008 as reflected in the Amended 2008 10-K.

21.	Please have your current auditor respond to the following:

•

Tell us how the language from your current auditors regarding the predecessor audit report and the “substantial doubt” about dependence on a single vendor to supply inventories is consistent with the actual language used in the predecessor audit report dated April 17, 2007. In that regard, we do not see any reference to dependence on a single vendor in the predecessor audit report.

•

Tell us why the current auditor characterizes the explanatory paragraph included in the predecessor audit report dated April 17, 2007 as expressing “substantial doubt” regarding the related party transactions. In that regard, it is not clear how the factual statement made by your predecessor auditor regarding related party transactions expresses “substantial doubt” about those transactions or the financial statements. Please advise.

Reference to a “single vendor” and “substantial doubt” is to be excluded from the revised audit report of JTC Fairsong for the years ended December 31, 2008 and December 31, 2007 to be filed with the Amended 2008 10-K.

22.

We see that you classify impairment of long-lived real property assets as “Other income (expenses)”. Please tell us why the charge is not presented as an operating expense for US GAAP purposes. We refer you to FASB ASC 360-10-45-4 which provides that impairment losses on assets to be held and used should be included in income from operations, if presented. Refer also to Question 2 of SAB Topic 5-P.

The Company intends to revise its disclosure in the Amended 2008 10-K to re-classify the above-referenced impairment charge to be included as an operating expense in “Income from operations” and removed from “Other income (expenses)”. Conforming changes will be made to the MD&A in the Amended 2008 10-K to reflect this change.

23.

We refer to the line item “Income taxes (refund) paid”. The caption implies that the associated amounts are cash basis. The provision for income taxes presented in your statement of operations should be based on the asset and liability method described in Section 740 of the FASB Codification (legacy SFAS 109). Confirm to us that you have not presented cash basis income tax amounts in your income statement; and, if true, please provide an appropriate title for the provision for income taxes in any future or amended filings.

The Company hereby confirms to the Commission that it has not presented cash basis income tax amounts in its consolidated statement of income and the Company intends to revise the title of the provision for income taxes to “Provision for income taxes (refund)” in the Amended 2008 10-K and all future and amended filings.

24.

We see that the Miscellaneous line item under Other income (expenses) is significant in relation to net income (loss) in each year. In any future or amended filings, please provide a description of the components of Miscellaneous in MD&A and describe reasons for changes in the amounts from period to period.

The Company intends to provide a description of the material components of Miscellaneous in the MD&A and the reasons for changes in the amounts from period to period in its Amended 2008 10-K. In addition, the Company intends to break out the individual components of Miscellaneous in its consolidated statement of operations as follows:

	2008	2007
Management and service income	23,462	33,333
Net income on cashflow hedge	161,288	64,590
Bank interest income	90,706	169,055
Director life insurance policy refund	-	29,617
Exchange differences	(48,677)	34,672
Other	3,000	218

	229,779	331,485

25.

We note an addition to the 2008 net loss titled “Change in Inventory reserve” totaling $190,000. As set forth in SAB Topic 5-BB, provisions for inventory impairment are reductions of inventory cost that do not get relieved until the associated inventory is sold or otherwise disposed. Please describe the circumstances leading to the reduction of the inventory reserve and tell us how the accounting is consistent with SAB Topic 5-BB.

Inventory reserve was provided on specific inventory items with reference to their post balance sheet sales values. The change in inventory reserve represents inventory reserve released upon the sale of such inventory items, and thus we believe the accounting for inventory reserve is consistent with SAB Topic 5-BB. The Company recorded an inventory valuation allowance in the event that the disposal value or utility of its inventory in the ordinary course of business is less than the Company’s cost basis therein.

26.

We see that borrowings from and payments on lines of credit, notes payable and long-term debt are presented “net.” In your disclosures in Notes 4 and 5, we read that these items include revolving lines of credit, factoring facilities, and installment loans. Tell us why you believe “net” presentation of cash flows from these borrowings is appropriate in GAAP.

Under FASB ASC 230-10-45-9, cash receipts and payments pertaining to debt qualify for net reporting for reasons stated in FASB ASC 230-10-45-8, provided that the original maturity of the asset or liability is three months or less. Borrowings by the Company under its loan and credit facilities (other than long-term loans) are required to be repaid within three months of drawdown. Accordingly, we believe these cash flows qualify for “net” presentation under FASB ASC 230-10-45-8 and 230-10-45-9.

With respect to long-term loans, the amounts presented under “Net borrowing under long-term debt” reflect net and gross cashflows from borrowing under long-term debt in 2008 and 2007. The Company intends to revise its disclosure in the Amended 2008 10-K (and in all future filings) to align with requirements under FASC ASC 230-10-45 and separately present gross cashflows from long-term financing activities in its future filings.

27.

Please tell us how you evaluated the guidance from FASB ASC 605-45-45 (EITF 99-19) in assessing whether you should report revenues on a gross or net (agent) basis. In that regard, tell us how you considered each of the elements described in the referenced guidance in reaching your conclusion.

In accordance with FASB ASC 605-45-45-1 (formerly EITF 99-19), indicators of gross revenue reporting include whether the company (i) is the primary obligor, (ii) has general inventory risk, (iii) has latitude in establishing price, (iv) changes the product or performs part of the service, (v) has discretion in supplier selection, (vi) is involved in the determination of product or service specifications, (vii) has physical loss inventory risk, and (viii) has credit risk.

With respect to the first indicator of gross revenue reporting (the Company as primary obligor), the Company purchases memory products from Samsung and title to such products and full risk of loss are transferred to the Company upon shipment of the products by Samsung to the Company. As to the second and seventh indicator, the Company has general inventory risk and physical loss inventory risk because it assumes physical loss as an authorized distributor and it prepays Samsung for the inventory it purchases. As to the third indicator, latitude in establishing price, the Company maintains such latitude because Samsung only provides suggested pricing for products that the Company sells to its customers, which prices are subject to upward or downward adjustment following negotiations between the Company and its customers, in accordance with prevailing market conditions. The Company has discretion in supplier selection, the fifth indicator, because as an authorized distributor, the Company has the right to choose from new product offerings by new suppliers. As to the final indicator, the Company has credit risk because it bears credit and inventory risks in relation to its gross sales to customers.

Accordingly, in measuring the economic transactions and risks undertaken by the Company and following the guidance from FASB ASC 605-45-45 (EITF 99-19), the Company has determined that the appropriate basis for reporting its revenue is on a gross rather than the net basis.

28.

We read that in 2008 you recorded a loss totaling $883,000 on real property assets. In any future or amended filings please expand the footnote disclosure to more fully comply with the disclosure guidance from FASB ASC 360-10-50-2 (SFA 144, paragraph 26). In that regard, provide:

	•	A description of the impaired real property, and facts and circumstances leading to the impairment.

	•	The method or methods for determining fair value (whether based on a quoted market price, prices for similar assets, or another valuation technique). That is, please describe the valuation techniques.

The Company intends to expand its disclosure in the Amended 2008 10-K relating to impairment of long-lived assets to provide the facts and circumstances leading to the impairment.

The impaired real property assets are an office premises and an apartment for the use of one of the Company’s directors. In 2008 there was a significant downturn in the economy and real estate market in Hong Kong, which was specifically evidenced with respect to the Company’s real property assets through an annual valuation of such assets by the Company’s Board of Directors supported by the report of an independent professional surveyor retained by the Company.

As set forth in our response to Comments 4 and 5 above, in making its impairment determination the Board of Directors of the Company used the direct comparison method of accounting and considered the market value of comparable properties in Hong Kong, without regard to the actual use of such properties (i.e. assuming such properties were vacant). The Company also assumed that general economic and market conditions would not materially change in the foreseeable future.

29.

We read that in 2007 you restated the financial statements for 2006 to record consulting and advisory services paid in shares. Please tell us how you complied with the requirements in Item 4.02 of Form 8-K with respect to this restatement.

As discussed in response to Questions 18 and 19, the Company intends to include in its Amended 2008 10-K a revised audit report covering the fiscal years ended December 31, 2007 and December 31, 2008. The Company is working with its current auditor JTC Fairsong CPA and its former auditor Jeffrey Tsang & Co. to address the restatement for 2006 as it relates to the audit reports to be provided. Based on the outcome of this, the Company shall make a determination as to whether the requirements in Item 4.02 of Form 8-K were complied with and to the extent that it determines that it has not, it will promptly file the requisite disclosure in compliance with Item 4.02 of Form 8-K as well as such revised audit report or consent as may be required with respect to its financial statements for 2006.

30.

With respect to the various credit instruments described in Note 4, please expand any future or amended filings to describe repayment terms and maturity dates. If any of the instruments are due on demand, please disclose. Also, clarify whether any of the arrangements are subject to a borrowing base or similar provision or covenants that might restrict you from borrowing the full amount of the underlying credit lines.

31.	In any future or amended filings, please disclose the final maturity of each of the installment loans. If applicable, please also address any balloon payment requirements.

Combined response to Comments 30 and 31.

The Company intends to expand its disclosure in the Notes to Financial Statements to describe the repayment terms and maturity dates of the various credit instruments to which the Company is a party as well as the final maturity date and payment schedules of the Company’s installment loans.

32.

This footnote appears to describe various derivative instruments. In any future or amended filings please expand Note 1 to provide an accounting policy disclosure for the derivatives. Expanded disclosure should address both how you account for and present the instruments in your financial statements. Also, disclose how you account for and present the instruments in your financial statements. Also, disclose how you value those instruments at financial reporting dates. Please also expand Note 11 to provide all of the relevant disclosures required by FASB ASC 815-10-50 (FAS 133, paragraph 144).

33.

As a related matter, please tell us (1) the business purpose of the derivative arrangements, (2) a description of the accounting applied, including whether you have adopted hedge accounting, and (3) how you determined the fair value of the derivative instruments at year end. Clarify for us how your accounting for these instruments complies with GAAP.

Combined answer to Comments 32 and 33.

The Company intends to revise its disclosure in the Amended 2008 10-K as requested to include disclosure relating to accounting policy on financial derivatives and to expand both Notes 1 and 11 to its Financial Statements to address same.

The Company’s hedging strategy is effected solely through the purchase and sale of United States dollars through banks in such amounts and at such times as the Company deems advisable based on then current internal projections regarding future cash flow and currency needs. The business purpose of the Company’s derivative arrangements is solely to hedge the Company’s exposure to volatility of foreign currency exchange rates.

The Company adopted hedge accounting and evaluate derivative arrangements based on the criteria set forth in FASB ASC 815-10-15-83. Since all the Company’s sales are processed in United States Dollars, the banks offer the Company to buy FX forward contracts to secure the exchange rate for a period of time to minimize any unnecessary loss from exchanging Hong Kong Dollars to United States Dollars throughout the purchase and sale period. Since the settlement dates for the forward contracts are on a monthly basis, the gain/loss from the forward contracts are realized and recorded at its actual values based on the values set forth in the Company’s bank statements.

34.

Please tell us about, and in any future or amended filings disclose, the specific payment terms for each related party receivable reported in your balance sheet. In that regard, tell us whether any of the related party receivables have been outstanding for more than 12 months. If so, tell us (1) why the receivables have not been collected, and (2) why current asset classification is appropriate in GAAP. Specifically address the receivables from Aristo Technologies and Classic Electronics.

The Company intends to expand its disclosure in the Amended 2008 Form 10-K regarding related party receivables to disclose the amounts and specific payment terms for each related party receivable reported in the Company’s balance sheet, including whether any such receivables have been outstanding for more than 12 months and the basis on which such receivables have not been collected.

Related party receivables are payable on demand upon the same terms as receivables from unrelated parties.

The only related party receivable of the Company that has been outstanding for more than 12 months is that of Classic Electronics Ltd. (“Classic”). Mr. Ben Wong, one of our directors, is a 99.9% shareholder of Classic. The Company had outstanding accounts receivable from Classic totaling $1,717,320 at December 31, 2008 and September 30, 2009.

The Company has to date not collected its account receivables from Classic because Mr. Alan Yang, Chief Executive Officer, director and majority stockholder, has personally guaranteed up to $10 million of outstanding accounts receivable from Classic due to the Company. Classic recently agreed to a payment plan for the pay down of the accounts receivable according to which it has agreed to pay $650,000 before the end of 2009 with the remainder of the accounts receivable balance to be paid during 2010.

Under ASC 210-10-45-d, stated receivables from officers, employees, affiliates, and others, if collectible in the ordinary course of business within a year should be classified as current assets. The Company has evaluated the classification of receivables from Classic and concluded that current asset classification is appropriate because the receivable is personally guaranteed by the CEO, the Company has entered into a payment plan with Classic for the pay down of the receivable commencing November 2009, and such payment plan contains a “due on demand” clause.

35.

Tell us and disclose in any future or amended filings why you believe the receivables from Aristo Technologies are collectible. In that regard, also disclose the terms and conditions of the shareholder guarantees and disclose how you determined that guarantors have the intent and ability to perform, if necessary.

Mr. Alan Yang, the Company’s Chief Executive Officer, director and majority stockholder, is the sole beneficial owner of Aristo Technologies (“Aristo”). Aristo has historically met its payment obligations to the Company and the Company has no reason to believe that Aristo’s receivables are not collectible. In addition, the Company agreed to a payment plan with Aristo according to which the outstanding balance of accounts receivable will be paid over the course of 2010. The payment plan contains a “due on demand” clause. Finally, Aristo’s draft year end financial statements as of March 31, 2009 provide that Aristo has approximately $200,000 in net income indicating to the Company that it is both profitable and has the ability to meet its obligations to the Company.

Mr. Yang has personally guaranteed up to $10 million of outstanding accounts receivable from Classic, an entity owned 99.9% by Mr. Ben Wong, the Company’s other director. The Company has received verbal assurances from Mr. Yang of his intent and ability to perform under the above-referenced guarantee and based on information provided by Mr Yang, his net worth is approximately $17 million. In addition, as discussed in Question 34, the Company has entered into a payment plan with Classic which payment plan contains a “due on demand” clause.

After careful consideration by board members of the Company, the Company has concluded that, subject to periodic review by the board, such intercompany balances are considered collectible.

The Company intends to expand its disclosure in its Amended 2008 10-K to set forth the basis for the Company’s belief that the receivables from Aristo and Classic are collectible as well as the terms and conditions of the shareholder guarantees and the Company’s determination that the guarantors have the intent and ability to perform, if necessary.

Form 10-Q for the quarter ended June 30, 2009

36.

[A] comparison and discussion of Results of Operations for the six-month periods ended June 30, 2009 and 2008 has not been presented. In any future or amended filings please revise MD&A to compare and discuss the results of operations for both the quarter and year-to-date periods presented.

The Company intends to revise its MD&A disclosure in the Amended 2009 Q2 10-Q as requested to include a comparison and discussion of results of operations for the 6-month periods ended June 30, 2009 and June 30, 2008.

37.

In any future or amended filings please add disclosure clarifying which banking facilities were canceled or reduced. Please add a description of your remaining borrowing capacity, if any, and describe any specific uncertainties with respect to your ability to draw on the remaining credit arrangements. In addition, describe the potential impact on your business of the canceled and reduced credit lines.

The Company intends to revise its disclosure in the Amended 2009 Q1 10-Q and Amended 2009 Q2 10-Q as requested.

38.

You disclose that you completed your evaluation of disclosure controls and procedures as of a date within 90 days of the filing date of the quarterly report. As set forth in Exchange Act Rule 13a-15(b), you must perform your evaluation of disclosure controls and procedures as of the end of the each fiscal quarter. Please file an amendment to revise. This comment also applies to your Form 10-Q as of March 31, 2009.

39.

Please tell us how you were able to conclude that Disclosure Controls and Procedures are effective at both March 31, 2009 and June 30, 2009. Your response should explain the changes in controls on which your revised conclusion is based. Any amended or future filings should fully describe the changes in controls leading you to conclude that Disclosure Controls and Procedures are effective at March 31, 2009 and June 30, 2009.

40.

As a related matter, in light of your apparent failure to present management’s assessment on Internal Control over Financial Reporting as of December 31, 2008 and 2007, it appears unlikely that your Disclosure Controls and Procedures are effective at either quarter end. Please advise.

Combined response to Comments 38-40.

The Company intends to revise its disclosure in the Amended 2009 Q1 10-Q and Amended 2009 Q2 10-Q as requested. Please see our response to Comments 10-15 above.

41.

Please also note that the Exchange Act Rule references included in your disclosure are not current. If you provide rule references in future or amended filings, please appropriately update those references.

The Company intends to revise its disclosure in the Amended 2009 Q1 10-Q and Amended 2009 Q2 10-Q, accordingly.

42.

We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K, and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Your certifications must be exactly as specified in Item 601 of Regulation S-K. Accordingly, please provide an abbreviated amendment of the filing that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. This comment also applies to the Form 10-Q as of March 31, 2009 since that filing also includes incomplete certifications.

The Company intends to revise its disclosure in the Amended 2009 Q1 10-Q and Amended 2009 Q2 10-Q accordingly.

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2007

43.

We see that the audit report on the 2007 financial statements is dated April 15, 2008 while the Form 10-K was received in EDGAR on April 14, 2008. Please tell us why the audit report is dated after the date the filing was submitted in EDGAR.

The audit report date of April 15, 2008 was a typographical error and should have been April 14, 2008.

44.

We see that you filed a Form 10-K on April 14, 2008 and that you subsequently amended that Form 10-K on April 16, 2008 to report the correction of an error related to 2006. Please tell us when you first became aware of that error and explain why the correction was not included in the Form 10-K as initially filed.

The Company first became aware of the error related to 2006 on April 14, 2008 upon its review of the filed version of the Form 10-K which did not reflect all of the Company’s changes to have been included in the Form 10-K as initially filed. The amended filing was therefore filed on April 16, 2008.

45.

As noted above, the restatement adjustment applied to the 2006 financial statements must be audited in order for your financial statements to comply with the requirements of Regulation S-X. The auditor taking responsibility for that adjustment should so state in a revised report. If the restatement adjustment was applied after the date of the audit report, the auditor should give the appropriate consideration to the guidance on dual-dating of audit reports.

Please see our response to Comment 19 above.

        Attached hereto as Exhibit A is a written statement from the Company making the requested acknowledgements set forth in the Comment Letter. All other comments set forth therein are hereby acknowledged.

Please contact the undersigned if we may be of assistance.

Sincerely,

/s/ Kenneth Chan

Kenneth Chan

Exhibit A

Acknowledgement

          In connection with the response of ACL Semiconductors Inc. (“ACL”) to the comment letter of the Securities and Exchange Commission (the “Commission”) dated September 22, 2009 filed by ACL with the Commission on November 17, 2009 (together with exhibits thereto, the “Response Letter”), the undersigned, Kenneth Chan, in his capacity as Chief Financial Officer of ACL, hereby acknowledges that:

          (i)           ACL is responsible for the adequacy and accuracy of the disclosure in the Response Letter;

          (ii)          comments from the Staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Response Letter; and

          (iii)          ACL may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 17th of November, 2009.

ACL Semiconductors Inc.

By:	/s/ Kenneth Chan

Name: Kenneth Chan
Title: Chief Financial Officer

Proposed Disclosure for Item 4T in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission (SEC) rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

          In connection with the preparation of this Form 10-Q, we carried out an evaluation under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. This evaluation was retrospective and conducted as of September 30, 2009, the last day of the fiscal quarter covered by this Form 10-Q. Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were not effective as of September 30, 2009 because we have not completed the remediation discussed elsewhere in this Item 4T of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

          Our management has concluded that there are material weaknesses in our internal controls over financial reporting. These weaknesses include:

          Company-level controls. We did not maintain effective company-level controls as defined in the Internal Control—Integrated Framework published by COSO. These deficiencies related to each of the five components of internal control as defined by COSO (control environment, risk assessment, control activities, information and communication, and monitoring). These deficiencies resulted in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected. Specifically,

•

Our control environment did not sufficiently promote effective internal control over financial reporting throughout our organizational structure, and this material weakness was a contributing factor to the other material weaknesses described in this Item 4T;

•

Our control environment did not sufficiently promote effective internal control over financial reporting throughout our organizational structure, and this material weakness was a contributing factor to the other material weaknesses described in this Item 4T;

•	Our board of directors has not established adequate financial reporting monitoring activities to mitigate the risk of management override, specifically:
	-	none of our board of directors is independent;
	-	no financial expert on our board of directors has been designated;
	-	no formally documented financial analysis is presented to our board of directors, specifically fluctuation, variance, trend analysis or business performance reviews;
	-	an effective whistleblower program has not been established;
	-	there is insufficient oversight of external audit specifically related to fees, scope of activities, executive sessions, and monitoring of results;
	-	there is insufficient oversight of accounting principle implementation; and
	-	there is insufficient review of related party transactions.

•

We have not maintained sufficient competent evidence to support the effective operation of our internal controls over financial reporting, specifically related to our board of directors’ oversight of quarterly and annual SEC filings; and management’s review of SEC filings, journal entries, account analyses and reconciliations, and critical spreadsheet controls;

•

We had inadequate risk assessment controls, including inadequate mechanisms for anticipating and identifying financial reporting risks; and for reacting to changes in the operating environment that could have a material effect on financial reporting;

•	There was inadequate communication from management to employees regarding the general importance of controls and employees duties and control responsibilities;

•

We had inadequate monitoring controls, including inadequate staffing and procedures to ensure periodic evaluations of internal controls to ensure that appropriate personnel regularly obtain evidence that controls are functioning effectively and that identified control deficiencies are remediated timely;

•

We had an inadequate number of trained finance and accounting personnel with appropriate expertise in U.S. generally accepted accounting principles. Accordingly, in certain circumstances, an effective secondary review of technical accounting matters was not performed;

•	We had inadequate controls over our management information systems related to program changes, segregation of duties, and access controls;

•	We had inadequate access and change controls over end-user computing spreadsheets. Specifically, our controls over the completeness, accuracy,

validity and restricted access and review of certain spreadsheets used in the period-end financial statement preparation and reporting process were not designed appropriately or did not operate as designed; and

•	We were unable to assess effectiveness of our internal control over financial reporting in a timely matter.

        Financial statement preparation and review procedures. We had inadequate policies, procedures and personnel to ensure that accurate, reliable interim and annual consolidated financial statements were prepared and reviewed on a timely basis. Specifically, we had insufficient: a) levels of supporting documentation; b) review and supervision within the accounting and finance departments; c) preparation and review of footnote disclosures accompanying our financial statements; and d) technical accounting resources. These deficiencies resulted in errors in the financial statements and more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected.

        Inadequate reviews of account reconciliations, analyses and journal entries. We had inadequate review procedures over account reconciliations, account and transaction analyses, and journal entries. Specifically, deficiencies were noted in the following areas: a) management review of supporting documentation, calculations and assumptions used to prepare the financial statements, including spreadsheets and account analyses; and b) management review of journal entries recorded during the financial statement preparation process. These deficiencies resulted in a more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected.

        Inadequate controls over purchases and disbursements. We had inadequate controls over the segregation of duties and authorization of purchases, and the disbursement of funds. These weaknesses increase the likelihood that misappropriation of assets and/or unauthorized purchases and disbursements could occur and not be detected in a timely manner. These deficiencies resulted in errors in the financial statements and in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected. Specifically,

•	We had inadequate procedures and controls to ensure proper segregation of duties within our purchasing and disbursements processes and accounting systems;

•	We had inadequate procedures and controls to ensure proper authorization of purchase orders; and

•	We had inadequate approvals for payment of invoices and wire transfers.

        As of September 30, 2009, we had not completed the remediation of any of these material weaknesses. In addition, we have not yet furnished a management report for the years ended December 31, 2008 and December 31, 2007 and intend to furnish such report by way of amendment to the respective Annual Report on Form 10-K filed for such periods by not later than December 31, 2009. The failure to furnish such management report for the periods ended December 31, 2008 and December 31, 2007 in a timely manner renders our disclosure controls and procedures ineffective.

        We are addressing the outstanding material weaknesses described above, as well as our control environment. We also expect to undertake the following remediation efforts:

•

We plan to evaluate the composition of our board of directors and to determine whether to add independent directors or to replace an inside director with an independent director, in both cases, in order to have a majority of our board of directors become independent;

•	We plan on drafting quarterly financial statement variance analysis of actual versus budget with relevant explanations of variances for distribution to our board of directors;

•

We are in the process of developing, documenting, and communicating a formal whistleblower program to employees. We expect to post the policy on the web site in the governance section and in the common areas in the office. We plan on providing a toll free number for reporting complaints and will hire a specific third party whistleblower company to monitor the hotline and provide monthly reports of activity to our board of directors;

•

Management intends to continue to provide SEC and US GAAP training for employees and retain external consultants with appropriate SEC and US GAAP expertise to assist in financial statement review, account analysis review, review and filing of SEC reports, policy and procedure compilation assistance, and other related advisory services;

•

We intend on developing an internal control over financial reporting evidence policy and procedures which contemplates, among other items, a listing of all identified key internal controls over financial reporting, assignment of responsibility to process owners within the Company, communication of such listing to all applicable personnel, and specific policies and procedures around the nature and retention of evidence of the operation of controls;

•	We intend on undertaking a restricted access review to analyze all financial modules and the list of persons authorized to have edit access to each. We will remove or add authorized personnel as appropriate to mitigate the risks of management or other override; and

•	We plan to re-assign roles and responsibilities in order to improve segregation of duties.

        These specific actions are part of an overall program that we are currently developing in an effort to remediate the material weaknesses described above. We likely will not have sufficient time to implement our remediation plan before testing our internal control over financial reporting for our current fiscal year that will end December 31, 2009.

        Attached as exhibits to this report are certifications of our CEO and CFO, which are required in accordance with Rule 13a-14 of Securities Exchange Act of 1934, as amended. The discussion above in this Item 4T includes information concerning the controls and controls evaluation referred to in the certifications and those certifications should be read in conjunction with this Item 4T for a more complete understanding of the topics presented.

        We are committed to improving our internal control processes and will continue to diligently review our internal control over financial reporting and our disclosure controls and procedures. The failure to implement adequate controls may result in deficient and inaccurate reports under the Exchange Act.

Changes in Internal Control over Financial Reporting

        Except as described above, there have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.